SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Acme Packet, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

004764 10 6
(CUSIP Number of Common Stock Underlying Class of Securities)

Andrew D. Ory
President and Chief Executive Officer
Acme Packet, Inc.
71 Third Avenue
Burlington, Massachusetts 01803
(781) 328-4400
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julio E. Vega, Esq.
Matthew J. Cushing, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110
(617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$10,703,000	$597

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,439,750 shares of common stock of Acme Packet, Inc. having an aggregate value of $10,730,000 as of June 30, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the binominal lattice option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $597	Filing Party: Acme Packet, Inc.
Form or Registration No.: 005-82446	Date Filed: July 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 8, 2009, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on August 6, 2009 (collectively, the “Schedule TO”) by Acme Packet, Inc., a Delaware corporation (the “Company”) relating to the offer by the Company to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 2,439,750 shares of the Company’s common stock, whether vested or unvested, that (i) were granted prior to July 8, 2009 with an exercise price per share greater than or equal to the higher of (a) $11.42 and (b) a price at least 10% higher than the closing price of our common stock on the expiration date of this offer; (ii) were granted under the Acme Packet, Inc. 2006 Equity Incentive Plan; and (iii) are held by eligible option holders.

Only those items amended are reported in this Amendment No. 2.  Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction

The last paragraph of Item 4 of the Schedule TO, as reported in Amendment No. 1, is hereby amended to report the correct final results of the tender offer by deleting it in its entirety and replacing it with the following sentences:

“The Exchange Offer expired at 11:59 p.m., Eastern Daylight Savings Time, August 5, 2009.  Pursuant to the Exchange Offer, a total of 123 eligible option holders tendered, and the Company accepted for cancellation, options to purchase an aggregate of 1,222,500 shares of the Company’s common stock with exercise prices per share greater than or equal to the higher of (a) $11.42 and (b) a price at least 10% higher than the closing price of our common stock on the expiration date of this Exchange Offer.  The options that were accepted for cancellation represented approximately 50% of the total shares of common stock underlying all of the Eligible Options.  In accordance with the terms and conditions of the Exchange Offer, on August 5, 2009, the Company issued new options to purchase an aggregate of 945,317 shares of common stock in exchange for the cancellation of the tendered options.  The exercise price per share of each new option granted in the Exchange Offer is $8.98, the closing price of the Company’s common stock on the NASDAQ Global Market on August 5, 2009.  The exchange ratios used in the Exchange Offer were calculated by an independent compensation and valuation consultant using both the binomial lattice option valuation model and the Black-Scholes model based upon the closing price of the Company’s common stock as reported on the Nasdaq Global Market on the expiration date of the offer, as well as other valuation assumptions as of the same expiration date.  This method for establishing the exchange ratios was utilized in order to make the issuance of the new options accounting expense neutral to the Company and a value for value exchange for the option holders, which the Company believes is in the best interests of the Company.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACME PACKET, INC.

/s/ Andrew D. Ory
Name: Andrew D. Ory
Title: President and Chief Executive Officer

Date: August 24, 2009

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